SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2020
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park
South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2020, incorporated by reference herein:

Exhibit

99.1 Release dated September 1, 2020, “CONDENSED CONSOLIDATED REVIEWED
PROVISIONAL RESULTS FOR THE YEAR ENDED 30 JUNE 2020
AND DIVIDEND DECLARATION”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: September 1, 2020 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

REVIEW OF OPERATIONS
Year ended
30 June 2020
Year ended
30 June 2019
%
change
1
Gold production
kg
5,424
4,977
2
9
oz
174,385
160,014
2
9
Gold sold
kg
5,437
4,934
2
10
oz
174,804
158,632
2
10
Cash operating costs
R per kg
482,417
499,749
(3)
US$ per oz
958
1,096
(13)
All-in sustaining costs
R per kg
541,475
524,713
3
US$ per oz
1,075
1,151
(7)
Average gold price received
R per kg
768,675
577,483
33
US$ per oz
1,527
1,267
21
Operating proﬁt
R million
1,562.1
371.8
320
Operating margin
%
37.3
13.5
176
All-in sustaining costs margin
%
29.7
9.1
226
Headline earnings
R million
634.5
72.7
773
SA cents per share (“cps”)
82.4
10.9
656
1
Percentage change is rounded to the nearest percent and is based on the amounts as presented, which are rounded to the nearest hundred thousand Rand
2
Gold produced and sold includes 151kg (4,855oz) from Far West Gold Recoveries (“FWGR”) that was produced before the date of commercial production.
The costs and revenues related to this gold were capitalised in accordance with International Financial Reporting Standards (“IFRS”)
Gold production up
9% to
5,424kg
Operating proﬁt up
320% to
R1,562.1 million
All-in sustaining
costs margin of
29.7%
Final dividend
35 SA cps
Headline earnings
R634.5 million
HIGHLIGHTS
CONDENSED CONSOLIDATED
REVIEWED PROVISIONAL RESULTS
for the year ended 30 June 2020 and dividend declaration
SHAREHOLDER INFORMATION
Issued capital
864,588,711 ordinary no par value shares (30 June 2019: 696,429,767)
9,474,920 treasury shares held within the Group (30 June 2019: 9,474,920)
5,000,000 cumulative preference shares (30 June 2019: 5,000,000)
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE 000058723
(“DRDGOLD” or the “Company” or the “Group”)
Price of stock traded
JSE (R)
NYSE (US$)
1
• 12-month intra-day high
27.72
1.62
• 12-month intra-day low
3.94
0.27
• Close
26.95
1.58
1
This data represents per share data and not American Depository Receipt (“ADR”)
data: one ADR reﬂects 10 ordinary shares
Market capitalisation
Rm
US$m
As at 30 June 2020
23,301
1,365
As at 30 June 2019
2,988
212
Rounding of ﬁgures may result in computational discrepancies
FOR FURTHER INFORMATION
Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: www.drdgold.com
Registered address:
Constantia Ofﬁce Park
Cnr 14th Avenue and
Hendrik Potgieter Road
Cycad House, Building 17,
Ground Floor
Weltevreden Park, 1709
South Africa
Registered postal address:
PO Box 390
Maraisburg,
1700, South Africa
DIRECTORS (*British) (#Independent)
(
^
Lead Independent)
Executive directors
DJ Pretorius
(Chief Executive Ofﬁcer)
AJ Davel
(Chief Financial Ofﬁcer)
Non-executive directors
GC Campbell
*
(Non-executive Chairman)
#
EA Jeneker
^
JA Holtzhausen
#
TVBN Mnyango
#
JJ Nel
#
P Lebina
#
TJ Cumming (appointed 1 August 2020)
C Flemming (appointed 1 August 2020)
#
Company Secretary
R Masemene
(resigned 30 September 2019)
E Beukes (appointed 1 October 2019)
Sponsor
One Capital

RESULTS
The condensed consolidated ﬁnancial statements of DRDGOLD for the year ended 30 June 2020 are available on DRDGOLD’s website as well as at the Company’s registered ofﬁce.
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2019, which we ﬁled with the United
States Securities and Exchange Commission on 31 October 2019 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements and ﬁnancial information included in this announcement have not been reviewed and reported on by DRDGOLD’s auditors.
DEAR SHAREHOLDER
YEAR ENDED 30 JUNE 2020 VS YEAR ENDED 30 JUNE 2019
OVERVIEW
This has been a year of extreme contrasts for us.
While the ﬁrst half was characterised by solid performance and a sense of conﬁdence about our ability to at the least maintain this in the ensuing six months, by the middle of the third quarter the COVID-19 pandemic was upon us all. Since then, management of the pandemic in our operations and supporting our neighbouring communities has commanded much of our attention and is likely to continue to do so for some considerable time ahead. In this, of course, we will not be alone.
Amidst all of the fear, uncertainty and challenges since March 2020, investors globally – as they have in so many previous times of crisis – turned to gold and gold stocks. The surge in the gold price is handsomely reﬂected in our revenue and margin for the year. Free cashﬂow was R926.4 million and our market capitalisation mushroomed from R3 billion to more than R23 billion.
The set-up of our business – surface-based, tightly staffed and substantially automated – positioned us well relative to much of the mining industry to implement the global and national recommended COVID-19 precautionary measures, to leverage the gradual easing in lockdown regulations and to get back into business. Nevertheless, we deliberately paced ourselves in recalling our staff and ramping up to full production in order to contain the spread of the disease.
Consequently, gold production came in at the lower end of our FY2020 guidance, although higher than that of the previous ﬁnancial year. This was due to a larger contribution from our Far West Gold Recoveries (“FWGR”) operation, which was in full production during the year. More gold, combined with the extraordinary rise in the gold price, delivered a substantial increase in operating proﬁt, a largely inﬂation-driven increase in overall cash operating costs notwithstanding. We are very pleased, therefore, to declare a very healthy 35 SA cents per share ﬁnal dividend – maintaining 13 consecutive years of paying dividends.
Our allied priorities in dealing with COVID-19 from the outset have been the health and safety of our staff and the preservation of our business. In our approach and execution, the support we have received from our staff has been enormous and consistent, and we are most grateful for this. To date, we have contained the number of positive COVID-19 cases amongst our staff to just 1.9% of our total complement. Only 3 cases out of 52 remain active and we have had no fatalities.
We are in no way complacent of course and will continue to be as vigilant of the progression of the pandemic and as rigorous in our efforts to contain it for as long as circumstances dictate.
Mindful of the toll COVID-19 would inevitably take on the most vulnerable people in communities neighbouring our operations, we established and launched
The MSE (Merafong/Soweto/Ekurhuleni) Initiative in collaboration with Umsizi
Sustainable Social Solutions and Impophomo Rushing Waters. Since April, this initiative has provided urgent relief to some 5,422 families in 29 communities, and its work – aligned with that of our well-established Broad-based Livelihoods
Programme – continues apace.
Our COVID-19 response included a donation of 35 high-care beds in a programme launched by the South African Medical and Education (SAME) Foundation to
provide additional beds for COVID-19 patients at the Chris Hani Baragwanath
Hospital in Soweto, Johannesburg. It is a great tribute to our staff that they contributed R1.6 million to the nationwide Solidarity Fund.
A detailed breakdown of our operating and ﬁnancial performance, with year-on-
year comparisons appears below.
OPERATIONAL REVIEW
The Group’s total gold production increased by 9% to 5,424kg, reﬂecting an 8%
increase in total throughput to 26.3Mt and a 5% increase in average yield from
0.197g/t to 0.206g/t as FWGR achieved stable production and made its ﬁrst full
12-month contribution to the Group’s results.
Gold production at Ergo decreased by 11% from 4,493kg to 3,989kg mainly due to Ergo’s volume throughput which decreased by 13% from 23.2Mt to 20.2Mt, a consequence of the COVID-19 lockdown, subsequent cautious ramp-up and interruptions in power supply from Eskom and the City of Ekurhuleni. The impact of this decrease was moderated by a 2% increase in average yield from 0.194g/t to 0.197g/t, despite the Knights plant reaching the end of its current higher-grade mineable reserves.
FWGR produced 1,435kg of gold, with 6.1Mt ore milled at an average yield of 0.237g/t.
Group cash operating unit costs decreased by 3% from R499,749/kg to R482,417/kg, reﬂecting FWGR’s substantially lower cash operating unit costs of R243,542/kg.
Ergo’s cash operating unit costs rose by 11% from R512,439/kg to R568,476/kg due to lower production resulting mainly from the stoppages in operations in response to the COVID-19 pandemic.
Group all-in sustaining costs (“AISC”) were 3% higher at R541,475/kg, those of
Ergo 18% higher at R614,861/kg and those of FWGR 34% lower at R299,792/kg.
The Group’s AISC margin was 29.7% compared to 9.1% in the comparative period.
FINANCIAL REVIEW
Group revenue increased by 52% to R4,185.0 million due to higher gold production and gold sold, together with a 33% increase in the average Rand gold price received to R768,675/kg.
Group operating proﬁt increased by 320% from R371.8 million to R1,562.1 million, after accounting for cash operating costs, 8% higher at R2,626.0 million.
The operating margin of the Group was 37.3%, compared to 13.5% in the comparative period.
Headline earnings of R634.5 million (82.4 SA cents per share) were reported compared with headline earnings of R72.7 million (10.9 SA cents per share) in the comparative period.
The Group ended the ﬁnancial year with cash and cash equivalents of
R1,715.1 million and the Company remains free of bank debt as at 30 June 2020.
SUSTAINABLE DEVELOPMENT
In 2020, women in mining increased from 21% to 23% of total staff. Women in core positions increased from 13% to 14% and women in management from 18%
to 19% of total staff in these positions.
Some 1,245 individual training courses took place at a total cost to company of
R11.5 million, compared with 1,633 at a total cost to company of R8.5 million in
2019. Social capital-related spend was R20.4 million compared with R16.6 million in 2019. This includes the spend on COVID-19 related community relief discussed above.
The Group’s total spend on environmental rehabilitation increased from
R44.1 million to R54.4 million – R52.4 million at Ergo and R2.0 million at
FWGR. This included rehabilitation of 45.5 ha on the Brakpan Tailings
Storage Facility and 20 ha on the Crown Complex.
There were eight dust exceedances from 1,552 samples,
representing 0.52% of the total number of measurements.
This compares with the 1,201 samples and eight
exceedances in the previous year, representing 0.67%
of the total number of measurements.

Group usage of externally sourced potable water remained steady at 2,659Ml compared to 2,656Ml in 2019, reﬂecting mainly the consumption of 2,497Ml by
Ergo. FWGR’s consumption of externally sourced potable water was 162Ml.
By year-end, applications in respect of 26.6 ha of land had been lodged with the
National Nuclear Regulator (NNR) for approval for redevelopment.
DIVIDEND
The DRDGOLD board of directors (“Board”) has declared a ﬁnal cash dividend of
35 South African (“SA”) cents per ordinary share for the year ended 30 June 2020 as follows:
•
the dividend has been declared out of income reserves;
•
the local Dividend Withholding Tax rate is 20% (twenty per cent);
•
the gross local dividend amount is 35 SA cents per ordinary share for shareholders exempt from Dividend Withholding Tax;
•
the net local dividend amount is 28 SA cents per ordinary share for shareholders liable to pay Dividend Withholding Tax;
•
DRDGOLD currently has 864,588,711 ordinary shares in issue (which includes
9,474,920 treasury shares); and
•
DRDGOLD’s income tax reference number is 9160/013/60/4.
In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Limited Listings Requirements, given the Company’s primary listing on the Johannesburg Stock Exchange (“JSE”), the salient dates for payment of the dividend are as follows:
•
last date to trade ordinary shares cum-dividend: Monday, 21 September 2020;
•
ordinary shares trade ex-dividend: Tuesday, 22 September 2020;
•
record date: Friday, 25 September 2020; and
•
payment date: Monday, 28 September 2020.
On payment date, dividends due to holders of certiﬁcated securities on the
SA share register will either be electronically transferred to such shareholders’
bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received to electronically transfer dividends to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant
(CSDP) or broker.
To comply with the further requirements of Strate, between Tuesday,
22 September 2020 and Friday, 25 September 2020, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United Kingdom share registers will be Monday, 28 September 2020.
Holders of American Depositary Receipts (“ADRs”) should conﬁrm dividend details with the depository bank.
Assuming an exchange rate of R17.00/$1, the dividend payable on an ADR is equivalent to 17 United States (“US”) cents for shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
LOOKING AHEAD
We are cognisant that the COVID-19 risk will remain with us for some time, and its impact on business will need to be continually managed and reviewed. We anticipate that this will come with larger social obligations and supplier risks, the former requiring continuing support to our neighbouring communities.
Power storage will be another focus in the next year, seeing to it that our business becomes more resilient in terms of both power supply and quality. We also plan to expand our role in environmental clean-up, in the interest of supporting sustainable land use and reduced pollution, the latter being our contribution to rolling back the environmental legacy of mining.
Good progress has been made in advancing Phase 2 of FWGR and we are well into the planning and permit application processes. In terms of other growth prospects, the business seeks to play a bigger role in the Sibanye-Stillwater environmental value proposition and to leverage the opportunities of other non-core surface assets in that company’s portfolio.
In FY2021, we anticipate Group production of between 165,000 and 185,000 ounces at a cash operating cost of approximately R535,000/kg.
Niël Pretorius
Chief Executive Ofﬁcer
1 September 2020
CONDENSED CONSOLIDATED
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Notes
Year ended
30 Jun 2020
Rm
Reviewed
Year ended
30 Jun 2019
Rm
Audited
Revenue
4,185.0
2,762.1
Cost of sales
(2,937.9)
(2,553.9)
Gross proﬁt from operating activities
1,247.1
208.2
Other income
0.7
7.9
Administrative expenses and other costs 2
(309.9)
(90.9)
Results from operating activities
937.9
125.2
Finance income 7
109.8
58.3
Finance expenses
(68.8)
(78.4)
Proﬁt before tax
978.9
105.1
Income tax 3
(343.9)
(26.6)
Proﬁt for the year
635.0
78.5
Other comprehensive income
Items that will not be reclassiﬁed to
proﬁt or loss, net of tax
Net fair value adjustment on equity
investments at fair value through other
comprehensive income
6
190.6
(5.9)
Total other comprehensive income
for the year
190.6
(5.9)
Total comprehensive income
for the year
825.6
72.6
Basic earnings per share
1
4
82.5
11.8
Diluted basic earnings per share
1
4
81.0
11.5
1
All per share ﬁnancial information is presented in South African cents per share
(cps) and is rounded to the nearest one decimal point based on the results as presented, which are rounded to the nearest million Rand
CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN EQUITY
Notes
Year ended
30 Jun 2020
Rm
Reviewed
Year ended
30 Jun 2019
Rm
Audited
Balance at the beginning of the year
2,688.6
1,267.3
Total comprehensive income
Proﬁt for the year
635.0
78.5
Other comprehensive income
190.6
(5.9)
Transactions with the owners
of the parent
Issue of ordinary shares 7
1,085.6
–
Equity instruments issued as purchase
consideration for the acquisition of
Far West Gold Recoveries (“FWGR”)
–
1,349.3
Expenses incurred on issue of
ordinary shares
(0.5)
(0.3)
Treasury shares acquired through
subsidiary
–
(0.3)
Dividend on ordinary share capital
(565.1)
–
Equity-settled share-based payment 2
6.0
–
Balance at the end of the year
4,040.2
2,688.6
These condensed consolidated ﬁnancial statements for the year ended 30 June
2020 were reviewed by DRDGOLD’s auditors and have been prepared under the supervision of DRDGOLD’s Chief Financial Ofﬁcer, Mr AJ Davel CA(SA).
The condensed consolidated ﬁnancial statements were authorised by the directors on 25 August 2020 for issue on 1 September 2020
The accompanying notes are an integral part of the condensed consolidated
ﬁnancial statements.

CONDENSED CONSOLIDATED
STATEMENT OF CASH FLOWS
Year ended
Year ended
Notes
30 Jun 2020
Rm
Reviewed
30 Jun 2019
Rm
Audited
Net cash inﬂow from operating activities
1,128.9
288.3
Cash generated from operations
1,309.6
282.0
Finance income received
7
63.8
16.8
Dividends received
4.3
–
Finance expense paid
(8.7)
(9.3)
Income tax paid
(240.1)
(1.2)
Net cash outﬂow from investing activities
(202.5)
(303.0)
Acquisition of property, plant and
equipment
(181.1)
(347.4)
Proceeds on disposal of property,
plant and equipment
0.7
5.8
Funds received from rehabilitation
obligation funds (cell captive)
–
55.2
Environmental rehabilitation payments
to reduce decommissioning liabilities
(22.1)
(16.6)
Net cash inﬂow/(outﬂow) from
ﬁnancing activities
509.2
(7.9)
Proceeds from the issue of shares
1,085.6
–
Share issue expenses
(0.5)
(0.3)
Acquisition of treasury shares
–
(0.3)
Dividends paid on ordinary shares
(564.5)
–
Borrowings raised
–
192.0
Borrowings repaid
–
(192.0)
Initial fees incurred on borrowings
–
(3.6)
Repayment of lease liabilities (2019:
repayment of ﬁnance lease obligations)
(11.4)
(3.7)
Net increase/(decrease) in cash and
cash equivalents
1,435.6
(22.6)
Opening cash and cash equivalents
279.5
302.1
Closing cash and cash equivalents
7
1,715.1
279.5
Reconciliation of cash generated
by operations
Proﬁt before tax
978.9
105.1
Depreciation
270.8
169.1
Movement in gold in process
(3.1)
(32.6)
Change in estimate of environmental
rehabilitation recognised in proﬁt or loss
5
(21.9)
(60.0)
Environmental rehabilitation payments to
reduce restoration liabilities
(8.1)
(10.9)
Gain on disposal of property, plant and
equipment
(0.7)
(5.8)
Share-based payment expense
2
224.1
21.4
Finance income
(109.8)
(58.3)
Finance expenses
68.8
78.4
Other non-cash items
2.6
1.8
Working capital changes
(92.0)
73.8
Change in trade and other receivables
(79.0)
22.5
Change in payments made under protest
(10.6)
(11.7)
Change in inventories
(26.4)
(24.8)
Change in trade and other payables and
employee beneﬁts
24.0
87.8
Cash generated from operations
1,309.6
282.0
CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL POSITION
Notes
As at
30 Jun 2020
Rm
Reviewed
As at
30 Jun 2019
Rm
Audited
Assets
Non-current assets
3,485.4
3,403.9
Property, plant and equipment
2,621.1
2,775.3
Investments in rehabilitation
obligation funds
626.0
587.5
Payments under protest
35.0
27.6
Other investments
6
195.3
3.5
Deferred tax assets
8.0
10.0
Current assets
2,189.8
656.1
Inventories
323.4
304.6
Tax receivables
4.9
4.1
Trade and other receivables
7
146.4
67.9
Cash and cash equivalents
7
1,715.1
279.5
Total assets
5,675.2
4,060.0
Equity and liabilities
Equity
4,040.2
2,688.6
Non-current liabilities
889.1
913.2
Provision for environmental rehabilitation
5
568.9
682.6
Deferred tax liability
3
273.1
193.2
Employee beneﬁts
10.1
37.4
Lease liabilities (2019: Finance lease obligation)
37.0
–
Current liabilities
745.9
458.2
Trade and other payables
478.8
419.2
Employee beneﬁts
2
227.6
22.6
Lease liabilities (2019: current portion of
ﬁnance lease obligation)
10.1
11.0
Current tax liability
29.4
5.4
Total liabilities
1,635.0
1,371.4
Total equity and liabilities
5,675.2
4,060.0
The accompanying notes are an integral part of the condensed consolidated
ﬁnancial statements.
NOTES TO THE CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
1. BASIS OF PREPARATION
The condensed consolidated ﬁnancial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements (“Listings
Requirements”) for provisional reports and the requirements of the Companies
Act of South Africa.
The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (“IFRS”) and the SAICA Financial
Reporting Guides as issued by the Accounting Practices Committee and Financial
Pronouncements as issued by the Financial Reporting Standards Council and to also, at a minimum, contain the information required by IAS 34: Interim
Financial Reporting.
The accounting policies applied in the preparation of the condensed consolidated
ﬁnancial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual ﬁnancial statements except for the adoption of
IFRS 16 Leases (“IFRS 16”), with effect from 1 July 2019.

1. BASIS OF PREPARATION (continued)
IFRS 16 Leases
The Group adopted IFRS 16 on 1 July 2019, using the modiﬁed retrospective method. The Group recognised an additional R30.9 million right of use asset
(presented under property, plant and equipment) and corresponding lease liabilities of the same amount. The nature of the leases include:
•
property rentals;
•
vehicle rentals; and
•
equipment hire.
The equipment hire includes the rental of an electricity generator which was previously classiﬁed as a ﬁnance lease under IAS 17 Leases (“IAS 17”). The carrying amount of the right of use asset and the lease liability at the date of initial application was measured using the carrying amount of the lease asset and lease liability immediately before under IAS 17.
The Group applied the following practical expedients:
•
leases for which the underlying asset is of low value; and
•
short-term leases deﬁned as less than 12 months.
The Group applied the following judgements:
•
assessing whether an arrangement contains a lease;
•
where DRDGOLD has the option to terminate a contract with no more than an insigniﬁcant penalty, the lease is no longer deemed to be enforceable.
However, in making this assessment management will in addition, take into account the nature of the asset, the alternative procurement of the asset and the general economics of the contract in assessing its enforceability;
•
where a lease is on a month to month basis, the lease term is limited to one month’s enforceable period, therefore that lease is excluded from the lease population;
•
where a contract includes an option to renew, management will consider whether it is reasonably certain that the option will be exercised. In making this assessment, the historical renewal behaviour will be considered, considering the strategic nature of that asset;
•
determination of right of use asset at the same amount as the lease liability.
Therefore, there has been no impact on retained earnings at adoption date; and
•
to use the Group’s incremental borrowing rate in discounting the future payments. The weighted average discount rate applied was 10.31% per annum.
Year ended
30 Jun 2020
Rm
Reviewed
Year ended
30 Jun 2019
Rm
Audited
2. RESULTS FROM OPERATING ACTIVITIES
CASH-SETTLED SHARE-BASED PAYMENT
EXPENSE
218.1
21.4
The liability for employee beneﬁts consists
mainly of the liability for the cash settled Long-
Term Incentive Scheme (“LTI”). The increase in
the share-based payment expense is mainly due
to the remeasurement of the LTI liability over the
vesting period and an increase in the seven-day
volume weighted average price (VWAP) of the
DRDGOLD share from R4.37 at 30 June 2019 to
R25.14 at 30 June 2020.
This liability is expected to be fully settled on
5 November 2020.
EQUITY-SETTLED SHARE-BASED PAYMENT
EXPENSE
6.0
–
On 2 December 2019, the shareholders
approved a new equity settled long-term
incentive scheme to replace the cash settled LTI
established in November 2015. Under the new
LTI scheme, qualifying employees are awarded
conditional shares on an annual basis, comprising
performance shares (80% of the total conditional
shares awarded) and retention shares (20% of
the total conditional shares awarded). Conditional
shares will vest 3 years after grant date and will
be settled in the form of DRDGOLD shares at a
zero-exercise price.
The ﬁrst grant was made on 2 December 2019
and will vest in two tranches, 50% on the 2nd
anniversary and the remaining 50% on the 3rd
anniversary of the grant date respectively.
Total share-based payment expense
224.1
21.4
Year ended
30 Jun 2020
Rm
Reviewed
Year ended
30 Jun 2019
Rm
Audited
3. DEFERRED TAX
A. DEFERRED TAX RATE ADJUSTMENT
Tax charge due to the change in the forecast
weighted tax rate:
20.7
15.0
Deferred tax is recognised using the gold tax
formula to calculate a forecast weighted average
tax rate considering the expected timing of the
reversal of temporary differences.
The formula is calculated as: Y = 34 – 170/X
where Y is the percentage rate of tax payable
and X is the ratio of taxable income, net of
any qualifying capital expenditure that bears
to mining income derived, expressed as a
percentage.
Due to the forecast weighted average tax rate
being based on the expected future proﬁtability,
the tax rate can vary signiﬁcantly year on year
and can move contrary to current year ﬁnancial
performance.
The forecast weighted average deferred tax rate
of Ergo increased from 22% to 25% as a result of
an increase in forecast proﬁtability of Ergo which
was driven primarily by the increase in forecast
gold prices. Despite the increase in forecast gold
prices, the deferred tax rate for FWGR remained
unchanged at 30% as FWGR was already at the
maximum end of the gold tax formula, due to its
relatively lower cost base and higher yield.
B. DEFERRED TAX LIABILITY
The deferred tax liability increased due to
R275.6 million of capital allowances carried over
from the prior year being deducted from taxable
income with a concomitant increase in the
temporary differences.
4. EARNINGS PER SHARE
Reconciliation of headline earnings
Proﬁt for the year
635.0
78.5
Adjusted for:
Gain on disposal of property, plant and
equipment, net of tax
(0.5)
(5.8)
Headline earnings
634.5
72.7
Weighted average number of ordinary shares in
issue adjusted for treasury shares
769,941,874
664,553,283
Diluted weighted average number of ordinary
shares adjusted for treasury shares
783,689,559
679,940,978
Basic earnings per share
1
82.5
11.8
Diluted basic earnings per share
1
81.0
11.5
Headline earnings per share
1
82.4
10.9
Diluted headline earnings per share
1
81.0
10.7
1
All per share ﬁnancial information is presented in SA cents per share (cps) and is rounded the nearest one decimal point based on the results which are rounded to the nearest million Rand

(a) Change in estimate of environmental rehabilitation recognised in proﬁt or loss
The change in estimate of environmental rehabilitation recognised in proﬁt or loss is mainly as a result of updated vegetation and machine hire rates to recent service level agreements and actual rates incurred and the discount rate (real rate)
which was higher as a result of higher long-term SA government bond rates and lower inﬂation rates than in the prior year.
(b) Change in estimate of environmental rehabilitation recognised to property, plant and equipment
The change in estimate of environmental rehabilitation recognised to property, plant and equipment is mainly as a result of a change in the current life of mine plan which inﬂuenced the method of rehabilitation. The decrease is also as a result of an increase in the discount rate (real rate) which was higher as a result of higher long-term SA government bond rates and lower inﬂation rates than in the prior year.
(c) Environmental rehabilitation payments
The payments made against the provision for environmental rehabilitation consist mainly of rehabilitation work performed on the Brakpan/Withok Tailings Storage
Facility and on the Crown Complex.
6. INVESTMENT IN RAND REFINERY PROPRIETARY LIMITED
(“Rand Reﬁnery”)
During the current reporting period, Rand Reﬁnery demonstrated increased stability in its operations, continued ability to meet budget and made a substantial redemption of redeemable preference shares to its other shareholders, therefore strengthening its ﬁnancial position. DRDGOLD does not hold any redeemable preference shares in Rand Reﬁnery. Rand Reﬁnery also beneﬁted from signiﬁcant increases in Krugerrand sales and the increase in the Rand denominated gold price.
Historically the fair value of Rand Reﬁnery was estimated to be de minimus, however because of the above aforementioned factors, the fair value of Rand
Reﬁnery has been signiﬁcantly impacted and it is no longer reasonable to estimate fair value as de minimus.
The fair value of DRDGOLD’s 11.3% interest in Rand Reﬁnery at year end is estimated to be R178.4 million. The investment is designated as an equity instrument at fair value through other comprehensive income.
In accordance with IFRS 13 Fair Value Measurement, the income approach has been established to be the most appropriate basis to estimate the fair value in the current year. This method relies on the future budgeted cash ﬂows as determined by Rand Reﬁnery.
Management engaged the use of an independent external valuation expert to assist with the valuation. The Rand Reﬁnery operations (excluding Prestige Bullion)
were valued using the Free Cash Flow model, whereby an enterprise value using a Gordon Growth formula for the terminal value was estimated. The dividends received by Rand Reﬁnery from joint Venture – Prestige Bullion were valued using a ﬁnite life dividend discount model as Rand Reﬁnery’s shareholding will be reduced to nil in 2032. The fair value measurement uses signiﬁcant unobservable inputs and relates to a fair value hierarchy level 3 ﬁnancial instrument.
Key observable/unobservable inputs into the model include:
Rand Reﬁnery operations
Average gold price
Observable input
R852,098/kg
Average silver price
Observable input
R9,453/kg
Average South African CPI
Observable input
4.8%
Terminal growth rate
Unobservable input
5%
Weighted average cost of capital
Unobservable input
15.1%
Investment in Prestige
Discount period
Unobservable input
13 years
Cost of equity
Unobservable input
13.2%
Marketability and minority discounts (both unobservable inputs) were also applied of 16.5% and 17% respectively. The latest budgeted cash ﬂow forecasts provided by Rand Reﬁnery as at 30 June 2020 was used, and therefore classiﬁed as an unobservable input into the models.
SENSITIVITY ANALYSIS
Rand Reﬁnery operations
Input
Increase/
(Decrease)
% Change in OCI,
net of tax
Rand US Dollar
exchange rate
Observable input
+1%/(-1%)
2.1%/(2.2%)
Commodity prices
(Gold and silver)
Observable input
+1%/(-1%)
1.7%/(1.8%)
Volumes
Unobservable input
+1%(-1%)
2%/(2%)
Weighted average
cost of capital
Unobservable input
+1%/(-1%)
(1.7%)/2%
Minority discount
Unobservable input
+1%/(-1%)
(1.2%)/1.2%
Marketability
Unobservable input
+1%/(-1%)
(1.2%)/1.2%
Investment in Prestige Bullion
Input
Increase/
(Decrease)
% Change in OCI,
net of tax
Cost of equity
Unobservable input
+1%/(-1%)
(1.3%)/1.4%
Prestige dividend
forecast
Unobservable input
+1%/(-1%)
0.4%/(0.4%)
Impact of the COVID 19 pandemic
The COVID-19 pandemic had an impact on the gold market and budgeted cash
ﬂows of Rand Reﬁnery and the assumptions as disclosed were adjusted with relevant information as at 30 June 2020.
7. INCREASE IN WORKING CAPITAL
A. Trade and other receivables
The increase in trade and other receivables includes an increase in VAT receivable of
R41.5 million as SARS’s refunds of FWGR’s VAT receivable has slowed signiﬁcantly.
R15.2 million was received after year end.
B. Cash and cash equivalents
Pursuant to the acquisition by DRDGOLD of selected surface processing plants and tailings assets from Sibanye-Stillwater, on 8 January 2020, Sibanye-Stillwater
exercised the option granted to it to subscribe for such number of new ordinary shares in the share capital of DRDGOLD (“Shares”) for cash resulting in Sibanye-
Stillwater holding in aggregate 50.1% of all Shares in issue (including treasury shares). Sibanye-Stillwater subscribed for 168,158,944 Shares (“Subscription
Shares”) at an aggregate subscription price of R1,086 million, on 22 January 2020.
The Subscription Shares were allotted and issued at a price of R6.46 per Share, being a 10% discount to the 30-day volume weighted average traded price.
The monies received from Sibanye-Stillwater as well as the cash ﬂow generated during the year, has been invested in various highly liquid low to medium risk income investments with various ﬁnancial institutions in South Africa. The returns thereof have been impacted by the decreases in the South African interest rates from April 2020 due to COVID-19 and increases in the
South African government bond rates.
The increase in ﬁnance income is as a result of the interest earned on the increased cash and cash equivalents.
Year ended
30 Jun 2020
Rm
Reviewed
Year ended
30 Jun 2019
Rm
Audited
5. PROVISION FOR ENVIRONMENTAL
REHABILITATION
Balance at the beginning of the year
682.6
553.4
Unwinding of provision for environmental
rehabilitation
52.0
66.3
Environmental rehabilitation provision
acquired in Asset Acquisition
–
247.4
Change in estimate of environmental
rehabilitation recognised in proﬁt or loss (a)
(21.9)
(60.0)
Change in estimate of environmental
rehabilitation recognised to property, plant and
equipment (b)
(113.6)
(97.0)
Environmental rehabilitation payments (c)
(30.2)
(27.5)
To reduce decommissioning liabilities
(22.1)
(16.6)
To reduce restoration liabilities
(8.1)
(10.9)
Balance at the end of the year
568.9
682.6

8. FINANCIAL RISK MANAGEMENT FRAMEWORK
Commodity price sensitivity
The Group’s proﬁtability and cash ﬂows are primarily affected by changes in the market price of gold which is sold in US Dollars and then converted to Rand.
In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market ﬂuctuations in the US Dollar gold price or the exchange rate movements.
However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection. No such facilities were entered into during the current reporting period.
Liquidity management
DRDGOLD ended the current reporting period with cash and cash equivalents of
R1,715.1 million (30 June 2019: R279.5 million), with a revolving credit facility with ABSA Bank Limited of R175 million, available if needed. The Group remains free of bank debt as at 30 June 2020 (30 June 2019: Rnil). Liquidity is further enhanced by current high Rand gold price levels.
9. FAIR VALUES
The Group’s assets that are measured at fair value at reporting date consist of equity instruments at fair value through other comprehensive income and are included in other investments on the statement of ﬁnancial position. Of this line item, R12.0 million (30 June 2019: R3.3 million) relates to fair value hierarchy level
1 instruments and R183.3 million (30 June 2019: R0.2 million) relates to fair value hierarchy level 3 instruments.
10. SUBSEQUENT EVENTS
There were no subsequent events between the reporting date of 30 June 2020 and the date of issue of these condensed consolidated ﬁnancial statements other than included in the notes above and described below.
Dividend
On 1 September 2020, the Board declared a ﬁnal cash dividend for the year ended
30 June 2020 of 35 SA cents per share, payable on Monday, 28 September 2020.
11. REVIEW OF THE INDEPENDENT AUDITOR
These condensed consolidated ﬁnancial statements for the year ended 30 June
2020 have been reviewed, in accordance with the Companies Act of South Africa and International Standard on Review Engagements (ISRE) 2410, by KPMG Inc.
who expressed an unmodiﬁed review conclusion. The auditor’s review report does not necessarily report on all of the information contained in these condensed consolidated provisional results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s review engagement they should obtain a copy of the auditor’s review report together with the accompanying ﬁnancial information from the registered ofﬁce of DRDGOLD.
12. OPERATING SEGMENTS
The following summary describes the operations in the Group’s reportable operating segments:
•
Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldﬁelds. The operation comprises three plants. The
Ergo and Knights plants operate as metallurgical plants and deposit residues on the Brakpan/Withok Tailings Storage Facility. The City Deep plant operates as a pump/milling station feeding the two metallurgical plants.
•
FWGR is a surface gold retreatment operation and treats old slime dams in the
West Rand goldﬁelds. The operation comprises the reconﬁgured Driefontein 2 plant and processes tailings from the Driefontein 5 slimes dam and deposits residues on the Driefontein 4 Tailings Storage Facility.
Corporate ofﬁce and other reconciling items (collectively referred to as “Other reconciling items”
) are taken into consideration in the strategic decision-making process of the chief operating decision maker and are therefore included in the disclosure here, even though they do not earn revenue. This includes taking into consideration the Group’s adjusted earnings before interest, tax, depreciation and amortisation (“EBITDA”) for the purpose of the covenants imposed by the
Company’s borrowings that was entered into to ﬁnance the development of
Phase 1 of FWGR and working capital requirements of the Group.

Year ended 30 Jun 2020
Reviewed
Year ended 30 Jun 2019
Audited
Ergo
FWGR
Corporate
ofﬁce
and other
reconciling
items
Total
Ergo
FWGR
Corporate
ofﬁce
and other
reconciling
items Total
Rm
Rm
Rm
Rm
Rm Rm Rm Rm
Revenue (external)
3,064.3
1,120.7
–
4,185.0
2,577.5 184.6
–
2,762.1
Cash operating costs
(2,274.0)
(352.0)
–
(2,626.0)
(2,311.1) (111.8) – (2,422.9)
Movement in gold in process
1.8
1.3
–
3.1
16.4 16.2 – 32.6
Operating proﬁt
792.1
770.0
–
1,562.1
282.8 89.0 – 371.8
Retrenchment costs
–
–
–
–
(1.6) (4.7) – (6.3)
Administration expenses and other costs
(131.6)
(20.7)
(157.6)
(309.9)
(12.0) (2.3) (76.6) (90.9)
Interest income
1
13.9
2.9
50.6
67.4
6.5 – 10.4 16.9
Interest expense
2
(5.2)
–
(4.5)
(9.7)
(2.4) – (3.2) (5.6)
Current tax
(145.8)
(117.4)
–
(263.2)
1.6 – – 1.6
Working proﬁt/(loss) before additions to property,
plant and equipment
523.4
634.8
(111.5)
1,046.7
274.9 82.0 (69.4) 287.5
Additions to property, plant and equipment
(114.4)
(68.0)
(0.3)
(182.7)
(22.8) (330.7) (0.2) (353.7)
Working proﬁt/(loss) after additions to property,
plant and equipment
409.0
566.8
(111.8)
864.0
252.1 (248.7) (69.6) (66.2)
1
Interest income excludes the unwinding of the Payments made under protest
2
Interest expense excludes the discount recognised on the initial recognition of the Payments made under protest
Reconciliation of proﬁt/(loss) for the year to working proﬁt/(loss) before additions to property, plant and equipment
Proﬁt/(loss) for the year
297.1
424.9
(87.0)
635.0
82.3 28.7 (32.5) 78.5
Deferred tax
(6.6)
86.5
0.8
80.7
16.2 13.4 (1.4) 28.2
Other operating costs/(income) including
care and maintenance costs
51.5
14.8
(24.5)
41.8
40.2 15.4 (25.7) 29.9
Ongoing rehabilitation expenditure
22.3
2.0
–
24.3
16.6 1.7 – 18.3
Discount recognised on payments made under
protest including subsequent unwinding
3.2
–
–
3.2
3.5 – – 3.5
Unwinding of provision for environmental
rehabilitation
36.5
14.3
1.2
52.0
45.4 19.6 1.3 66.3
Growth in environmental rehabilitation trust
funds and reimbursive right
(11.2)
(25.2)
(2.1)
(38.5)
(11.3) (22.5) (4.6) (38.4)
Gain on disposal of property, plant and equipment
(0.7)
–
–
(0.7)
(2.2) – (5.7) (7.9)
Change in estimate of environmental rehabilitation
recognised in proﬁt or loss
(19.1)
(2.1)
(0.7)
(21.9)
(58.6) – (1.4) (60.0)
Depreciation
150.4
119.6
0.8
270.8
142.8 25.7 0.6 169.1
Working proﬁt/(loss) before additions to
property, plant and equipment
523.4
634.8
(111.5)
1,046.7
274.9 82.0 (69.4) 287.5
Reconciliation of adjusted EBITDA
Proﬁt for the year
635.0
78.5
Income tax
343.9
26.6
Proﬁt before tax
978.9
105.1
Finance expense
68.8
78.4
Finance income
(109.8)
(58.3)
Results from operating activities
937.9
125.2
Depreciation
270.8
169.1
Share-based payment expense
224.1
21.4
Change in estimate of environmental rehabilitation
recognised in proﬁt or loss
(21.9)
(60.0)
Gain on ﬁnancial instruments
–
(2.1)
Gain on disposal of property, plant and equipment
(0.7)
(5.8)
Retrenchment costs
–
6.3
Transaction costs
1.4
–
Adjusted EBITDA
1
1,411.6
254.1
1
Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of ﬁnancial performance and liquidity

Year ended 30 Jun 2020
Year ended 30 Jun 2019
Unaudited
Unaudited
Ergo
FWGR
Corporate
ofﬁce
and other
reconciling
items
Total
Ergo
FWGR
Corporate
ofﬁce
and other
reconciling
items Total
Rm
Rm
Rm
Rm
Rm Rm Rm Rm
OPERATIONAL PERFORMANCE
Ore milled (000t)
20,228
6,052
–
26,280
23,162 1,277 –
24,439
Yield (g/t)
0.197
0.237
–
0.206
0.194 0.261 – 0.197
Cash operating costs
(R/t)
112
58
–
100
100 88 – 99
(US$/t)
7
4
–
6
7 6 – 7
Gold produced (kg)
3,989
1,435
–
5,424
4,493 333 – 4,826
Gold sold (kg)
3,997
1,440
–
5,437
4,478 305 – 4,783
Reconciliation of All-in sustaining costs
(All amounts presented in R million unless
otherwise indicated)
Cash operating costs
(2,274.0)
(352.0)
–
(2,626.0)
(2,311.1) (111.8) – (2,422.9)
Movement in gold in process
1.8
1.3
–
3.1
16.4 16.2 – 32.6
Administration expenses and other costs
(sustaining)
(5.6)
(1.0)
(89.5)
(96.1)
– – (69.5) (69.5)
Other operating (costs)/income excluding
care and maintenance costs
(51.5)
(14.8)
35.6
(30.7)
(40.2) (15.4) 34.5 (21.1)
Change in estimate of environmental
rehabilitation recognised in proﬁt or loss
19.1
2.1
0.7
21.9
58.6 – 1.4 60.0
Unwinding of provision for environmental
rehabilitation
(36.5)
(14.3)
(1.2)
(52.0)
(45.4) (19.6) (1.3) (66.3)
Capital expenditure (sustaining)
(110.9)
(53.0)
(0.3)
(164.2)
(15.4) (6.9) (0.2) (22.5)
All-in sustaining costs
(2,457.6)
(431.7)
(54.7)
(2,944.0)
(2,337.1) (137.5) (35.1) (2,509.7)
Care and maintenance costs
–
–
(11.1)
(11.1)
– – (8.8) (8.8)
Retrenchment costs
–
–
–
–
(1.6) (4.7) – (6.3)
Ongoing rehabilitation expenditure
(22.3)
(2.0)
–
(24.3)
(16.6) (1.7) – (18.3)
Administration expenses and general costs
(non-sustaining)
–
–
(1.4)
(1.4)
– – – –
Capital expenditure (non-sustaining)
(3.5)
(15.0)
–
(18.5)
(7.4) (323.8) – (331.2)
All-in costs
(2,483.4)
(448.7)
(67.2)
(2,999.3)
(2,362.7) (467.7) (43.9) (2,874.3)
Cash operating costs R/kg
568,476
243,542
–
482,417
512,439 313,443 – 499,749
Cash operating costs US$/oz
1,129
484
–
958
1,124 688 – 1,096
All-in sustaining costs
1
R/kg
614,861
299,792
–
541,475
521,907 450,820 – 524,713
All-in sustaining costs
1
US$/oz
1,221
595
–
1,075
1,145 989 – 1,151
All-in costs
1
R/kg
621,316
311,597
–
551,646
527,624 1,533,443 – 600,941
All-in costs
1
US$/oz
1,274
639
–
1,131
1,195 3,472 – 1,361
1
All-in sustaining costs and All-in cost deﬁnitions are based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013
Ergo added to its Probable Mineral Reserves the Marievale dumps of 0.5Moz (54.1Mt@0.31g/t). There have been no other material changes to the technical information relating to, inter alia, the Group’s Mineral Resources and Mineral Reserves, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in DRDGOLD’s annual report for the year ended 30 June 2019.

The technical information referred to in this report has been reviewed by Professor Steven Rupprecht (SAIMM), Messrs Mpfariseni Mudau (SACNASP) and Vaughn Duke
(ECSA). All are independent contractors of DRDGOLD. They approved this information in writing before the publication of the report.